

[Reminder to vote information mailed to MGE Energy shareholders on Tuesday, April 17, 2018.]

Dear Shareholder,

We hope you are able to join us for our upcoming meeting of shareholders. The annual meeting is an important opportunity for us to hear from many of you and to share directly with you our recent initiatives and future plans for your valued investment.

We thank you, our shareholders, for your past support. Your continued support in this evolving energy world is important as we work to deliver upon our commitments to you, to our customers and to the communities we are privileged to serve.

As you may know, MGE Energy has defined clean energy goals and long-term strategies for a smarter, more sustainable energy future. We continue to build upon our record of industry leadership and upon our history as a community-oriented company, responsive to the needs, values and priorities of our customers and shareholders.

Below are some of the reasons why your Board of Directors recommends voting your Proxy promptly and in support of management. Please see the board's voting recommendations in your Proxy.

MGE Energy has a proven record of leadership toward greater sustainability that has served shareholders well.

- In 2011, our regulated utility discontinued coal use at the only coal plant in which we had sole ownership and control.
- Between 2005 and 2016, under our Energy 2015 framework, the company reduced carbon dioxide emissions 20% and increased energy from renewable resources by almost 12 times.
- In 1999, the company built the largest wind farm east of the Mississippi River.

These actions demonstrate your community energy company's commitment to delivering on its promises while building long-term customer and shareholder value.

Under our Energy 2030 framework, introduced in November 2015, we committed to reducing carbon emissions 40% by 2030. Beyond 2030, we have committed to reducing carbon emissions at least 80% by 2050 and have said that if we can go further faster by working with our customers, we will.

Importantly, these commitments align with the goals of the U.S. Mid-Century Strategy (MCS) for Deep Decarbonization. The MCS is the U.S. strategy for meeting the goals of the Paris Agreement on climate change to limit global temperature increases to 2 degrees.

We will continue to build upon our long history of environmental performance. We will meet and/or exceed our carbon reduction targets by investing in clean energy, advancing the electrification of transportation and working to increase engagement around energy efficiency, all of which are nationally recognized key strategies for reducing carbon emissions.

- Our new Saratoga wind farm, currently under construction, as well as our recent purchase of the Forward Energy Center wind farm are steps toward greater use of renewable resources. These two investments grow our MGE-owned wind generation by more than 200%.
- We continue to pursue additional Shared Solar projects and will be seeking regulatory approval for two large solar projects in partnership with WEC Energy Group later this year.
- Our ongoing programs around electric vehicles and energy efficiency illustrate our commitment to working with customers and stakeholders around these strategies.

New and emerging technologies, combined with our work with customers and your ongoing support will continue to propel us forward for the benefit of our shareholders, customers and broader community.

We ask for your continued support of the company's leadership by voting with management's recommendations. Thank you for investing in MGE Energy.

Sincerely,

Gary J. Wolter
Chairman

Jeff M. Keebler
President and CEO

Learn more at energy2030together.com

MGE ENERGY.

A message from
Chairman Gary Wolter and
President and CEO Jeff Keebler
*to vote your shares in support
of management.*





 



Reduced carbon emissions:



40% by 2030

80% by 2050



ENERGY 2030

A more sustainable future

Learn more at energy2030together.com